INVEST IN LANDEED (YC S22)

India's fastest property title search engine


WHO OWNS YOUR LAND?

landeed.com   Delaware City Delaware

Technology | Fintech & Finance | Y Combinator | B2B | SaaS

LEAD INVESTOR

R

Ramnath A

I am investing in Landeed because they are solving the most complex issue faced by millions of land holders in India, which we all come across, day in and day out with land grabbers and other complications. Landeed is a one stop solution for all of them - Digitizing land records, which assures your land is safe, regardless of where you live.

Invested $37,000 this round & $37,000 previously

Highlights

1. All three founders are 2x YC, and second startup together in India
2. $4m of LOIs with two governments and a global real estate consultancy firm
3. $8k MRR, 93% Weekly Revenue Growth
4. Filling a crucial market gap - 1.5M property searches in the last 4 months, 42% growth MoM
5. Large market opportunity as in the average Indian household, 84% of wealth is held in real estate
6. $4.8m raised in this round from Goodwater, CapitalX, Draper, Stonks Fund, Pioneer Fund, 23 YC Alums
7. Other notable investors include Alan Rutledge, James Beshara, Co-Founder of Dropbox, Founder of Cred

Our Team



Sanjay Mandava Founder & CEO

2x YC founder. First time with GoLorry and now Landeed. Before startups, I worked as proprietary trader/investment analyst at Knight Vinke (Activist Hedge Fund) and as a real estate developer.



ZJ Lin Co-founder & CPO

Former co-founder and CPO of GoLorry (YC W16): 2015 - 2022



Jonathan Richards Co-founder

Princeton University Computer Science, Quantitative and Computational Biology graduate and former co-founder, CTO and director at GoLorry

Pitch


Landeed
PROTECT + PROSPER

Landeed is building India's (then for rest of the world) fastest and most comprehensive property title search engine.


JON RICHARDS
SANJAY MANDAVA
ZJ LIN
Carnegie Mellon University
SAME TEAM, 2ND STARTUP, 7 YEARS

More than 84% of Indian household wealth is stored in real estate, property and land.

However, with 2/3rds of all court cases in India dealing with land-related disputes, it is essential that people have accessible public records to both protect themselves against litigation and provide appropriate documentation for facilitating transactions.


PROBLEM


INDIA ARE LAND RELATED
DISPUTES
LANDEED

Land related disputes make up the majority of all court cases in India, so sourcing reliable property records is a common issue. Landeed is India's fastest property title search engine which produces property documents instantly.


LANDEED IS INDIA'S FASTEST PROPERTY TITLE
SEARCH ENGINE
LANDEED

Speeding up the process of getting property documents makes due diligence 10 times faster, saving people's as well as the court's valuable time.


SOLUTION
LANDEED MAKES DUE
DILIGENCE 10X FASTER BY
PRODUCING PROPERTY
DOCUMENTS INSTANTLY
LANDEED

Landeed is a neobank, but it works differently to a traditional banks, the main reason being because deposits are dealt with in land rather than cash. Landeed employs unique measures for lending and investments and has created its own safeguarding measures.


LANDEED

TRADITIONAL BANK

- DEPOSITS: CASH
- KYC: CREDIT AND USER INFO
- SAFEGUARDS: FDIC INSURANCE
- LENDING:
    - CREDIT HISTORY
    - INCOME
    - ASSETS
- INVESTMENTS:
    - EQUITY
    - FIXED INCOME
    - MUTUAL FUND PRODUCTS

LANDEED NEOBANK

- DEPOSITS: LAND
- KYC: LANDEED TITLE CHECKER
- SAFEGUARD: LANDEED TITLE INSURANCE
- LENDING:
    - LAND AS COLLATERAL
    - INCOME
- INVESTMENTS:
    - JOINT DEVELOPMENT
    - FRACTIONAL OWNERSHIP
    - ASSET MANAGEMENT

This is an important tool with a large market opportunity, as 84% of wealth in the average Indian household is held in real estate.



This is an important tool with a large market opportunity, as 84% of wealth in the average Indian household is held in real estate.



- RESERVE BANK OF INDIA (RBI)

REAL ESTATE

GOLD

RESIDUAL FINANCIALS

KEY HIRES & ADVISORS







WRAPPING UP

1.5M+ PROPERTY SEARCHES IN LAST 4 MONTHS	SAME TEAM: FIRST 2X YC FOUNDERS FROM INDIA	LOI FROM NEPAL, MEGHALAYA AND JLL

Landeed